UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15

                   CERTIFICATION AND NOTICE OF TERMINATION OF
               REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES
               EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
                   REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.

                                            Commission File Number   001-15657

                            ALAMOSA (DELAWARE), INC.
_______________________________________________________________________________
             (Exact name of registrant as specified in its charter)

                            2001 Edmund Halley Drive
                             Reston, Virginia 20191
_______________________________________________________________________________
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


12 1/2% Senior Notes due 2011, 13 5/8% Senior Notes due 2011, 11% Senior Notes due 2010, 12% Senior Discount Notes due 2009, 8 1/2% Senior Notes due 2012
_______________________________________________________________________________
            (Title of each class of securities covered by this Form)

                                      None
_______________________________________________________________________________
           (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

         Rule 12g-4(a)(1)(i)     |_|          Rule 12h-3(b)(1)(i)      |X|
         Rule 12g-4(a)(1)(ii)    |_|          Rule 12h-3(b)(1)(ii)     |_|
         Rule 12g-4(a)(2)(i)     |_|          Rule 12h-3(b)(2)(i)      |_|
         Rule 12g-4(a)(2)(ii)    |_|          Rule 12h-3(b)(2)(ii)     |_|
                                              Rule 15d-6               |_|

         Approximate number of holders of record as of the certification or notice date: 12 1/2% Senior Notes due 2011 - 3 Holders 13 5/8% Senior Notes due 2011 - 3 Holders 11% Senior Notes due 2010 - 27 Holders 12% Senior Discount Notes due 2009 - 27 Holders 8 1/2% Senior Notes due 2012- 39 Holders

         Pursuant to the requirements of the Securities Exchange Act of 1934, Alamosa (Delaware), Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 23, 2006                     By: /s/ Gary D. Begeman
      ____________________________          __________________________________
                                            Name:  Gary D. Begeman
                                            Title: Vice President and Director

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.